Exhibit 21

LIST OF SUBSIDIARIES

Jurisdiction of Organization
Subsidiaries
New Zealand WAYNE’s New Resources Development Co., Ltd.	BVI
Oriental Global Holdings Limited	Hong Kong
Harbin Baixin Biotech Development Co., Ltd.	PRC

Variable Interest Entities
Heilongjiang Shuaiyi New Energy Development Co., Ltd.	PRC
Daqing Shuaiyi Biotech Co., Ltd.	PRC
Harbin Shuaiyi Green & Specialty Food Trading LLC	PRC